GreenPlex Services, Inc.

10183 North Aero Drive, Suite 2

Hayden, ID 83835

Telephone (208) 591-3281

Facsimile (208) 956-8296

July 13, 2010

John Reynolds

Securities & Exchange Commission

Division of Corporation Finance

Washington D.C. 20549-7010

VIA EDGAR

RE:

Greenplex Services, Inc. – Amendment No. 2 to Registration Statement on Form S-1, file number 333-165951 filed on June 23, 2010

Dear Mr. Reynolds,

On behalf of Greenplex Services, Inc. (the “Company”) I hereby request, pursuant to Rule 461(a) under the Securities Act of 1933, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make our amendment No. 2 to the registration statement on Form S-1 become effective at 10:00 a.m. (E.S.T.) on Friday, July 16, 2010 or as soon as practicable thereafter.

The Company acknowledges that:

1.  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kyle W. Carlson

Kyle W. Carlson

President, Chief Executive Officer, & Chairman

Greenplex Services, Inc.